UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

On August 16, 2021, CureVac N.V. (the “Company”) issued a press release with the Company’s collaboration partner, GlaxoSmithKline Biologicals SA, announcing the publication of preclinical data of the jointly developed second-generation vaccine candidate, CV2CoV, against SARS-CoV-2 and the Company’s first-generation vaccince candidate, CVnCoV, against SARS-CoV-2 in non-human primates.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: August 16, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated August 16, 2021.